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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52304

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **MILLE CAPITAL SECURITIES CORPORATION**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

400 Madison Avenue, 12th Floor
(No. and Street)

New York (City) — New York (State) — 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Alexa D. Willson — (212) 758-0607
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Marcum & Kliegman LLP
(Name – *if individual, state last, first, middle name*)

655 Third Avenue (Address) — New York (City) — New York (State) — 10017 (Zip Code)

PROCESSED
MAR 13 2003
THOMSON FINANCIAL

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Alexa D. Willson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mille Capital Securities Corporation, as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

VINCENT PAOLUCCI
NOTARY PUBLIC, State of New York
No. 5-4725761
Qualified in Nassau County
Commission Expires May 31, 2006

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MILLE CAPITAL SECURITIES CORPORATION

STATEMENT OF FINANCIAL CONDITION

December 31, 2002

MILLE CAPITAL SECURITIES CORPORATION

CONTENTS

Marcum & Kliegman LLP
Certified Public Accountants & Consultants
A Limited Liability Partnership Consisting of Professional Corporations

INDEPENDENT AUDITORS' REPORT

To the Stockholder of
Mille Capital Securities Corporation

We have audited the accompanying statement of financial condition of Mille Capital Securities Corporation (the "Company") as of December 31, 2002. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Mille Capital Securities Corporation as of December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

Marcum & Kliegman LLP

New York, New York
February 10, 2003

655 Third Avenue • 16th Floor • New York, New York 10017 • Tel 212-981-3000 • Fax 212-981-3001
Woodbury New York Greenwich

MILLE CAPITAL SECURITIES CORPORATION

STATEMENT OF FINANCIAL CONDITION

December 31, 2002

ASSETS

ASSETS		
Cash		$ 25,113
TOTAL ASSETS		$ 25,113

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES		
Accrued expenses		$ 8,396
TOTAL LIABILITIES		8,396
STOCKHOLDER'S EQUITY		
Common stock - $1 par value; 500 shares authorized; 110 shares issued and outstanding	$ 110	
Additional paid in capital	25,390	
Accumulated deficit	(8,783)	
TOTAL STOCKHOLDER'S EQUITY		16,717
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY		$ 25,113

The accompanying notes are an integral part of this financial statement.

NOTE 1 - Significant Accounting Principles

Nature of Business
Mille Capital Securities Corporation (the "Company") is a broker-dealer registered with the Securities and Exchange Commission and the National Association of Securities Dealers, Inc. and is incorporated in the State of New York. The Company primarily acts as an advisor in acquisitions.

Revenue Recognition
The Company recognizes fee income for advisory services provided to clients. Advisory services are performed on a contractual basis, with the fee stipulated in the contract, and revenue is recognized when services provided are substantially completed.

Income Taxes
The stockholder of the Company elected that the Company be taxed under the provisions of Subchapter "S" of the Internal Revenue Code and the appropriate sections of the New York State Franchise Act. Under those provisions, the Company does not pay federal corporate income taxes on its taxable income and pays New York State corporate income taxes at a reduced rate. The Company is subject to New York City corporate income taxes. The stockholder is liable for individual federal and state income taxes on their respective share of the Company's taxable income.

Concentration of Credit Risk
The Company maintains cash in bank deposit accounts, which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash.

Use of Estimates in the Financial Statements
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

NOTE 2 - Related Party Transactions

The Company has an agreement with a related entity, Mille Capital Corporation ("MCC"), which is 100% owned by the stockholder of the Company, whereby MCC pays all charges incurred by the Company for rent, office supplies, equipment costs and general operating expenses. As compensation for incurring these expenses and providing services to the Company, MCC receives a management fee as of the last day of each fiscal quarter. The fee is calculated using an allocation based upon predetermined percentages for services attributable to the Company. The agreement will remain in full force and effect unless changed by both parties.

NOTE 3 - Net Capital Requirement

The Company is subject to the Uniform Net Capital Rule 15c3-1 of the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital of 6-2/3% of aggregate indebtedness, as defined, or $5,000, whichever is greater. Net capital and aggregate indebtedness change from day to day, but as of December 31, 2002, the Company had net capital of $16,717, which exceeded the requirement by $11,717. The Company's net capital ratio was .50 to 1 at December 31, 2002.

Under various dealer agreements, all customer transactions are cleared through another broker-dealer on a fully disclosed basis. Therefore, the Company is not required to maintain a separate account for the exclusive benefit of customers or to segregate securities in accordance with rule 15c3-3 of the Securities and Exchange Commission.

NOTE 4 - Prior Period Adjustment

As of December 31, 2001, the Company omitted an accrual for consulting fees of $22,000 that related to advisory and consulting income earned during the year ended December 31, 2001.

The Company adjusted the beginning balance of accrued expenses to reflect the accrual of consulting fees for $22,000 at December 31, 2001 not previously recorded.

The prior period adjustment is summarized as follows:

	As Previously Stated	As Restated	(Under)/Over Statement
Accrued expenses	$ 9,717	$31,717	$(22,000)
Net adjustment from restatement			$(22,000)
Retained Earnings – December 31, 2001, as previously stated			51,300
Retained Earnings – December 31, 2001, as restated			$29,300